UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38764

APTORUM GROUP LIMITED

17 Hanover Square

London W1S 1BN, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 2, 2021, Aptorum Group Limited (the “Company”) held its 2021 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on 3 proposals. At the beginning of the Annual Meeting, there were 210,188,039 votes represented in person or by proxy, which represented approximately 88.47% of the voting power of the shares entitled to vote (Class A Ordinary Shares and Class B Ordinary Shares) at the Annual Meeting; a quorum was present for the transaction of business.

At the Annual Meeting, the following proposals were voted on:

●	To re-elect each of the seven directors identified herein to the Company’s board of directors (the “Board”), with such directors to serve until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified; and

Election of Directors	For	Against	Abstain	Broker Non-Vote
Mr. Ian Huen	209,848,357	332,384	7,298	-
Mr. Darren Lui	209,848,788	331,953	7,298	-
Dr. Clark Cheng	209,851,388	329,353	7,298	-
Mr. Charles Bathurst	210,164,150	16,591	7,298	-
Dr. Mirko Scherer	210,167,442	14,912	5,685	-
Professor Justin Wu	210,167,249	12,512	8,278	-
Professor Douglas Arner	209,852,408	328,353	7,278	-

●	To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2021, and to authorize the Board to fix their remuneration.

For	Against	Abstain
210,165,157	11,804	11,078

●	As special business, to approve as a special resolution, an amendment to Article 49.1 and Article 49.2 of the Company’s Second Amended and Restated Memorandum and Articles of Association, to remove the requirement that the record date not be earlier than the date of notice of a shareholder meeting and instead, permits Aptorum’s board of directors more flexibility to set record date they deem suitable, in accordance with the laws of Cayman Islands and those of the NASDAQ Global Market.

For	Against	Abstain
210,154,651	20,527	12,861

The Company issued a press release to disclose the results of the meeting on December 3, 2021; the press release is attached hereto as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aptorum Group Limited

Date: December 3, 2021	By:	/s/ Sabrina Khan
		Name:	Sabrina Khan
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Dated December 3, 2021

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